[Thermo Electron Corporation Logo]




                                                                    July 1, 2004


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re: Thermo Electron Corporation
                Post-Effective Amendments No. 1 to the following Registration Statements on Form S-3 (Registration Nos.
                333-01277, 333-62957, 333-32035-01, 333-34909-01, 333-01893, and
                333-60024)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Thermo Electron Corporation (the "Registrant") hereby respectfully requests withdrawal of each of its Post-Effective Amendments No. 1 to the following Registration Statements on Form S-3 (Registration Nos. 333-01277, 333-62957, 333-32035-01, 333-34909-01, 333-01893, and 333-60024) (the
"Amendments"), each filed with the Securities and Exchange Commission (the "Commission") on June 25, 2004.

         The Registrant is making this request, at the request of the Commission's Staff, because the Amendments were each inadvertently filed under EDGAR submission type "S-3/A" rather than "POS AM". Accordingly, the Company respectfully requests the Commission to consent to the withdrawal of such Amendments pursuant to Rule 477 of the Securities Act. The Registrant intends to re-file the Amendments using the correct EDGAR submission type "POS AM" as soon as possible.

         Please address any questions you may have regarding this matter to Theresa Boni at 781-622-1142.

         Thank you for your assistance.

                                              Thermo Electron Corporation



                                              By: /s/ Kenneth J. Apicerno
                                              ---------------------------
                                              Kenneth J. Apicerno
                                              Treasurer